

Mail Stop 3030

January 29, 2010

Deborah Andrews
Chief Financial Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

      Re: **Staar Surgical Company**
            Form 10-K for the fiscal year ended January 2, 2009
            Response Letter Dated January 6, 2010
            File No. 000-11634

Dear Ms. Andrews:

      We have reviewed your letter dated January 6, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Compensation Table, proxy statement page 24

1.   It is unclear why the compensation you mention in your response to comment 2 does not appear to match your disclosure in the summary compensation table. For example, it is unclear how the table reflects an increase of $25,000 for Ms. Andrews. Furthermore, your Form 8-K filed October 1, 2009 discloses her current salary as $250,000 while your table indicates that it is $258,232. Please reconcile.

2.   Please note that we may have further comments once you amend your filing as mentioned in response to comment 5 and comments 7 through 10.

Grant of Plan-Based Awards, page 26

3.   It is unclear why the "targeted cash bonuses" that you disclose in response to comment 6 should not be disclosed in column (d) of the table required by Regulation S-K Item 402(d). Please advise.

2008 Director Compensation, proxy statement page 31

4.   Please tell us the basis for your conclusion in the second sentence of your response to comment 7 given Item 402(k)(2)(iv) of Regulation S-K, which requires you to disclose the dollar amount recognized for financial statement reporting purposes. In addition, tell us the authority for the disclosure technique proposed in the last sentence of your response to comment 7 in which you state that you will show the grant date fair value in column (d) of your table rather than by footnote, in accordance with the instruction to Item 402(k)(2)(iv).

5.   While we note that you are including compensation *paid* in 2008 in response to the fourth bullet point in comment 7, it is unclear what authority you are relying on to exclude compensation *earned*. We therefore reissue that part of the comment.

Exhibits, page 55

6.   Please confirm our understanding that your reference to "future filings" in your response to prior comment 11 includes the amended Form 10-K that you mention in your letter.

7.   We note that exhibits 3.1 and 21.1 have not been filed with your Form 10-K as implied by your exhibit index. Please revise.

8.   The individuals required by applicable rules must sign the certifications required to be filed as exhibits. Also, you should not change the form of required certifications. Please revise to remove the term "by" from the signature lines.

Form 10-Q for the Period ended October 2, 2009

Contracts that we file as exhibits…, page 46

9.   Please tell us why you believe this risk factor is specific to your company, industry or securities offerings.

10.   Refer to the penultimate sentence of the risk factor and to your statements that you do not intend your exhibits to include facts. Please revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws or that investors may not rely on your disclosure.

11.   As with the related disclosure that was the subject of comment 20 in our letter to you dated August 31, 2009, please be advised that, notwithstanding inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your filings with the Commission not misleading.

Form 8-K Dated December 1, 2009

12.   Please tell us where you have disclosed the effect of the verdict on the Broadwood debt. See for example Item 2.04 of Form 8-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin L. Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Charles Kaufman, Esq.